

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 10, 2008

Mr. Robert D. Burr
President and Chief Financial Officer
Bayou City Exploration, Inc.
632 Adams Street – Suite 700
Bowling Green, KY 42101

> **Re:** **Bayou City Exploration, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed October 31, 2008**
> **File No. 0-27443**

Dear Mr. Burr:

We have completed our review of your Form 10-KSB/A and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief